

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

VIA US MAIL AND FAX (415) 357-7491

Mr. Murray Demo
Chief Financial Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

      Re: **Dolby Laboratories, Inc.**
              Form 10-K for the Fiscal Year ended September 24, 2010
              Filed November 22, 2010
              File No. 001-32431

Dear Mr. Demo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director